

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

April 29, 2009

Ronald D. Croatti
President and Chief Executive Officer
Unifirst Corporation
68 Jonspin Road
Wilmington, MA 01887
Facsimile: (978) 657-5663

Re: Unifirst Corporation
Form 10-K for Fiscal Year Ended August 30, 2008
Filed November 13, 2008
File No. 000-08504

Dear Mr. Croatti:

We have reviewed your response letter dated April 27, 2009 and have the following comments. Please address the following comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion and Analysis

1. We have reviewed your response to comment one in our letter dated April 13, 2009. We do not agree that you would be entitled to omit disclosure of material earnings per share and revenue targets in connection with cash incentive bonuses for your most recent fiscal year based on competitive harm in accordance with Instruction 4 to Regulation S-K Item 402(b). We especially note that such disclosure, if material, would come several months after the period for which the target covered. The targets are only for the most recently completed fiscal year and are directly comparable to the historical results for that year. Therefore, disclosure of your targeted earnings per share in December after disclosure has been made for your actual earnings per share for the year and the amounts of any cash incentive bonus payouts to your named executive officers should not provide competitors with any greater advantage in deciphering the company's long term competitive strategy. We also note that the insight into the company's

understanding of the size of its future revenues that the targets would provide your competitors is arguably required disclosure under Management's Discussion and Analysis of Financial Condition. See SEC Release 33-6835 (May 18, 1989) (discussion of required prospective, trend information).   In future filings, please disclose these targets to the extent they become material elements of your executive compensation policies or decisions.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Harrington, Staff Attorney, at (202) 551-3576, or me, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director